UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

FELDMAN MALL PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

314308107

(CUSIP Number)

Lori J. Foust Treasurer Inland American Real Estate Trust, Inc. 2901 Butter field Road Oak Brook, Illinois 60523 (630 218-8000)	Roberta S. Matlin President Inland Investment Advisors, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 (630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 314308107

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Inland American Real Estate Trust, Inc. (I.R.S. Employer Identification No. 34-2019608)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,829,599(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,829,599(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,829,599(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.2%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of May 21, 2008.  The shares reported consists of 1,283,500 shares of common stock owned by Inland American Real Estate Trust, Inc. and 3,546,099 shares of common stock assuming the conversion of the 2,000,000 shares of Series A Preferred Stock at the initial conversion ratio of 1.77305 shares of common stock per share of Series A Preferred.  Under the Advisory Agreement, Inland Investment Advisors, Inc. shares dispositive and voting power with Inland American Real Estate Trust, Inc.

(2) The percentage is calculated based on a total of 13,018,831 of the Issuer’s shares of common stock, par value $.01 per share, outstanding as of April 4, 2008, as disclosed in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 14, 2008 plus 3,546,099 shares deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 314308107

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Inland Investment Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,829,599(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,829,599(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,829,599(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.2%(2)

14.	Type of Reporting Person (See Instructions) IA, CO

(1) The number of shares reported as beneficially owned is as of May 21, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients.  The shares reported consist of 1,283,500 shares of common stock owned by Inland American Real Estate Trust, Inc. and 3,546,099 shares of common stock assuming the conversion of the 2,000,000 shares of Series A Preferred Stock at the initial conversion ratio of 1.77305 shares of common stock per share of Series A Preferred.

(2) The percentage is calculated based on a total of 13,018,831 of the Issuer’s shares of common stock, par value $.01 per share, outstanding as of April 4, 2008, as disclosed in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 14, 2008 plus 3,546,099 shares deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 314308107

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Inland Real Estate Investment Corporation (I.R.S. Employer Identification No. 36-3337999)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,829,599(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,829,599(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,829,599(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.2%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of May 21, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 13,018,811 of the Issuer’s shares of common stock, par value $.01 per share, outstanding as of April 4, 2008, as disclosed in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 14, 2008.

CUSIP No. 314308107

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) The Inland Group, Inc. (I.R.S. Employer Identification No. 36-3189393)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,829,599(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,829,599(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,829,599(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.2%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of May 21, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 13,018,811 of the Issuer’s shares of common stock, par value $.01 per share, outstanding as of April 4, 2008, as disclosed in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 14, 2008.

CUSIP No. 314308107

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,829,599(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,829,599(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,829,599(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.2%(2)

14.	Type of Reporting Person (See Instructions) HC, IN

(1) The number of shares reported as beneficially owned is as of May 21, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2) The percentage is calculated based on a total of 13,018,811 of the Issuer’s shares of common stock, par value $.01 per share, outstanding as of April 4, 2008, as disclosed in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 14, 2008.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed by Inland American Real Estate Trust, Inc. (“Inland American”) with the Securities and Exchange Commission (the “SEC”) on March 31, 2006 (the “Initial Statement,” and together with Amendment No. 1 filed with the SEC on April 19, 2007, Amendment No. 2 filed with the SEC on April 22, 2008, and Amendment No. 3, the “Schedule 13D”), in connection with the election by Inland American Real Estate Trust, Inc. of Thomas H. McAuley and Thomas P. McGuinness to serve as directors of the Company.  Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Initial Statement or one of the prior amendments, as applicable.

Item 4.    Purpose of Transaction.

The third paragraph of Item 4 in Amendment No. 2 is hereby amended and restated in its entirety as follows:

On April 14, 2008, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2007.  In that filing, the Company announced that it does not expect to meet the fixed charge coverage ratio of 1.2 to 1.0 as measured on March 31, 2008.  Pursuant to Inland American’s rights under the terms of the Articles Supplementary relating to the Series A Preferred to elect one director and one additional director if the fixed charge coverage ratio is not met, Inland American elected two directors, Thomas H. McAuley and Thomas P. McGuinness, to serve on the Company’s board effective May 8, 2008.

Item 5.    Interest in Securities of the Issuer.

There have been no transactions in Shares effected since filing the last amendment, Amendment No. 2.

Item 7.    Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the addition of the following exhibits:

Exhibit Number	Exhibit
7.7	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, and complete and correct.

Dated: May 22, 2008	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
	Name:	Brenda G. Gujral
	Title:	President

Dated: May 22, 2008	INLAND INVESTMENT ADVISERS, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	President

Dated: May 22, 2008	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated: May 22, 2008	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: May 22, 2008	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin